FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Highlights

Third Quarter 2008

  At the end of the third quarter, including the effect of number portability that began in July 2008 the number of lines in service was 17.7 million, similar to the June 2008 level. It is important to highlight that growth in the number of users in the telecommunications market is mainly occurring in cellular telephony.

  TELMEX's market share in fixed lines is similar to those of incumbent operators in other countries, such as the US with 89.8%, Spain 87.8%, Brazil 87.5%, Italy 93.6% and Germany with 98.0% (Global wireline matrix, Merrill Lynch 2008). If cellular users are included in the calculation, TELMEX's market share would be approximately 17.2%. It is important to mention that the second largest provider of cellular telephony in Mexico already has a market share of 15.4% and also achieved growth in the number of users of approximately 43% in the last twelve months.

  During the third quarter, broadband Infinitum services (ADSL) continued their growth trends, reaching penetration of 24.7% of our lines in service. Growth in the number of customers maintains Mexico as one of the three countries with the highest broadband growth rates of the OECD (www.oecd.org/sti/ict/broadband). This growth has been supported by the sale of computers, which we sell in installments of up to 48 months, a program that has brought about a substantial increase in penetration of PC's and broadband in Mexican homes.

  The October 3, 2006, "Acuerdo de Convergencia" (Convergence Agreement), which was issued by the Federal Government through the Secretaría de Comunicaciones y Transportes (Communications and Transportation Ministry), established the basis for the convergence of networks more than 2 years ago. Even though TELMEX has met the requirements in a timely manner, to date there has not been a favorable resolution form the authorities to offer video services. This situation is delaying the technological development of the country and is preventing consumers from gaining access to a more advanced offering with lower telecommunications prices.

  TELMEX will continue to carry out the necessary investments to maintain state-of-the-art technology as well as increase the company's productivity, at the same time that we reduce operating costs to benefit our customers. Additionally, TELMEX will carry out the required investments to support broadband growth and drive the Education and Digital Culture Program with the objective of reducing the digital divide in the country.

  Notwithstanding the prevailing conditions in the world's financial markets, the decline in value of the peso and increases in the cost of goods and services, TELMEX for the ninth consecutive year has made the commitment of not increasing prices of its services during 2009.

  TELMEX's total debt at September 30 was the equivalent of 9.045 billion dollars. It is important to highlight that only 7.4% of debt is exposed to variations in the exchange rate since the company has hedges for 6.371 billion dollars. The weighted average exchange rate of foreign denominated debt is approximately 10.9154 pesos per dollar. TELMEX has a solid and healthy financial structure, which allows us to operate and grow our business.

  In the third quarter, total revenues were 31.1 billion pesos, 5.7% lower than the same period of the previous year. These results reflected decreases of 11.0% and 12.5% in local and long distance revenues, respectively, as well as increases of 26.6% in Internet access revenues and 7.5% in corporate networks revenues.

  From July to September, EBITDA (1) totaled 14.4 billion pesos, 11.1% lower than the third quarter of the previous year. Operating income totaled 9.9 billion pesos, 14.3% lower than last year's third quarter.

  Majority income from continuing operations in the quarter totaled 5.4 billion pesos, 28.0% lower than the same period of last year. In the third quarter, earnings per share were 29 Mexican cents, a decrease of 25.6%, and earnings per ADR (2) were 54 US cents, a decrease of 23.9% compared with the third quarter of 2007.

  Capital expenditures (capex) were equivalent to 556 million dollars for the nine months. In the quarter, the company used 2.516 billion pesos to repurchase 197 million 285 thousand of its own shares.

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the reconciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Operating Results

Lines in service and local traffic

At the end of the third quarter, including the effect of number portability that began in July 2008 the number of lines in service was 17.7 million, similar to the June 2008 level. The activation of new lines, recognizing growing demand for multi-service packages, was in part offset by disconnections related to more competition from both fixed and cellular lines.

Of our lines in service, approximately 10.4 million are in areas that interest competitors and where they also have presence. However, 7.3 million lines are in areas that hold no interest to competitors. For the nine months these lines generated revenues of approximately 14.8 billion pesos and an operating loss of 1.922 billion pesos.

During the third quarter, local traffic decreased 9.9% compared with the same period of 2007, with a total of 5.699 billion local calls. Local traffic volume continues to be affected mainly by competition from local and cellular telephony and by managed networks, a trend that strengthens the data business although it adversely affects local traffic.

Long distance

Form July to September, domestic long distance (DLD) traffic increased 6.8% compared with last year's third quarter, totaling 4.946 billion minutes, due to more package offerings that include DLD minutes and higher traffic from cellular operators, offset by the decrease in termination traffic with other long distance operators.

In the third quarter, outgoing international long distance (ILD) traffic decreased 1.4% compared with last year's third quarter, totaling 493 million minutes. Incoming international long distance traffic decreased 6.6% compared with the same period of the previous year, totaling 1.767 billion minutes. The incoming-outgoing ratio was 3.6x.

Interconnection

In the third quarter, interconnection traffic totaled 11.704 billion minutes, at a similar level of the third quarter of 2007. Calling party pays traffic decreased 6.2% because of the increase of cellular services. Interconnection traffic with local, long distance and cellular telephony operators increased 2.4%.

Internet access and corporate networks

During the third quarter, broadband Infinitum services (ADSL) continued their growth trends, reaching penetration of 24.7% of our lines in service. Growth in the number of customers maintains Mexico as one of the three countries with the highest broadband growth rates of the OECD (www.oecd.org/sti/ict/broadband). At the end of the third quarter, TELMEX had 4.6 million Internet access services, of which 94.8% are broadband Infinitum customers.

Growth of broadband Infinitum services has been supported by the sale of multi-service packages that offer access to broadband service along with various voice services at competitive prices. Multi-service packages increased 103.2% compared with last year's third quarter.

Additionally, our campaign offering computer sales in installments up to 48 months has contributed to the increased computer penetration in Mexican homes.

Financial Results

The following financial information for 2008 is presented in nominal pesos and the financial information for 2007 is expressed in constant pesos as of December 2007, according to Mexican Financial Reporting Standards.

Revenues: In the third quarter, revenues totaled 31.1 billion pesos, a decrease of 5.7% compared with the same period of the previous year. These results include decreases of 11.0% and 12.5% in local and long distance services, respectively, and 16.1% in interconnection revenues. The decrease in interconnection revenues reflected declines of 6.2% in traffic volume and 9.9% in the calling party pays rate. On the other hand, Internet access revenues were up 26.6%, corporate networks revenues increased 7.5%, and other revenues, which includes Tiendas TELMEX (TELMEX stores), were up 42.2%.

Local: Local revenues totaled 12.159 billion pesos in the third quarter; a decrease of 11.0% compared with the third quarter of 2007 due to the 8.9% reduction of revenue per local billed call and to the decrease in local traffic reflecting increased competition from both other fixed telephony and cellular telephony operators.

DLD: In the quarter DLD revenues totaled 3.853 billion pesos, 12.9% lower than the third quarter of 2007. The 6.8% increase in traffic was not enough to offset the 13.8% decrease in the average revenue per minute.

ILD: From July to September of 2008, ILD revenues totaled 2.187 billion pesos, a decrease of 11.7% compared with the third quarter of the previous year. Outgoing revenues declined 14.0% to 1.387 billion pesos compared with the third quarter of 2007 due to outgoing traffic declining 1.4% and the average revenue per minute decreasing 14.4%. Incoming international long distance revenues totaled 800 million pesos, a decrease of 7.3% compared with the third quarter of 2007, because of the 6.6% decrease in incoming traffic.

Interconnection: In the third quarter, interconnection revenues decreased 16.1% to 4.819 billion pesos compared with the same period of 2007, mainly due to the 6.2% decline in calling party pays traffic and the decrease of 9.9% in the calling party pays rate.

Corporate networks: In the third quarter, revenues from services related to data transmission through private and managed networks totaled 3.070 billion pesos, 7.5% higher than the same period of the previous year. The increase was due to the higher number of services and the sale of value-added services which offset the reduction in unit prices of these services.

Internet: Revenues from Internet access in the third quarter totaled 3.430 billion pesos, 26.6% higher than last year's third quarter due to the increase of 46.2% in Internet services, partially offset by lower average unit revenue for broadband Infinitum services.

Costs and expenses: In the quarter, total costs and expenses were 21.142 billion pesos, a decrease of 1.0% compared with the third quarter of 2007. This decrease was mainly due to initiatives carried out to optimize resource use and the 11.0% decrease in the amount paid to cellular operators for calling party pays services, offset by higher charges related to the sale of computers and equipment for customers, cost increases for goods and services, and the provision for uncollectables.

Cost of sales and services: In the third quarter, cost of sales and services increased 3.6% compared with the same period of 2007, totaling 8.171 billion pesos, due to higher computer and telecommunications equipment costs and to the increase in the prices of our goods and services.

Commercial, administrative and general: Commercial, administrative and general expenses totaled 4.938 billion pesos, 3.3% higher than last year's third quarter due to an increase in the provision for uncollectables related to services rendered to another telecommunications operator.

Interconnection: Interconnection costs totaled 3.625 billion pesos, a decrease of 13.1% compared with the third quarter of 2007 as a result of the 11.0% decrease in the amount paid to cellular telephony operators for calling party pays service and the decrease of 6.2% in calling party pays traffic.

Depreciation and amortization: In the quarter, depreciation and amortization decreased 2.7% to 4.408 billion pesos due to a lower level of investment in recent years.

EBITDA (1) and operating income: EBITDA (1) totaled 14.357 billion pesos in the third quarter, a decrease of 11.1% compared with the same period of last year. The EBITDA margin was 46.2%. Operating income totaled 9.949 billion pesos in the third quarter and the operating margin was 32.0%.

Comprehensive financing cost: In the third quarter, comprehensive financing cost produced a charge of 2.259 billion pesos. This resulted from: i) a net interest charge of 1.938 billion pesos, 664 million pesos more than the charge registered in the same period of 2007, due to recognition of the market value of interest rate swaps and lower interest due to declining rates, ii) a net exchange loss of 321 million pesos from the third-quarter exchange rate appreciation of 0.5078 pesos per dollar, offset by 6.371 billion dollars in dollar-peso hedges and iii) recognition of a decline in the monetary position of 1.030 billion pesos in 2007, an effect that is absent in 2008 under current accounting rules.

Majority income from continuing operations: In the third quarter majority income from continuing operations totaled 5.438 billion pesos, 28.0% lower than the same period of the previous year. Earnings per share were 29 Mexican cents, a year-over-year decrease of 25.6%, and earnings per ADR were 54 US cents, a decrease of 23.9% compared with the same period of 2007.

Investments: At September 2008, capital expenditures (capex) were the equivalent of 556 million dollars, of which 77.3% was used for growth projects in the voice, data and transport infrastructure and 22.7% for operational support projects and operating needs.

Debt: Total debt at September 30 was the equivalent of 9.045 billion dollars, of which 86.7% is long-term. Of the total debt, 77.8% is in foreign currency, equal to 7.042 billion dollars. To minimize risks from variation of the exchange rate, we have dollar-peso hedges for 6.371 billion dollars with a weighted average exchange rate of approximately 10.9154 pesos per dollar. Of total debt, 42.9% has fixed rates. If 23.752 billion pesos and 100 million dollars of interest rate swaps at average interest rates of 8.145% and 4.47%, respectively, are included, the proportion of debt with fixed rates is 68.3%.

Total net debt (3) increased during the last twelve months the equivalent of 903 million dollars, raising the total to 7.606 billion dollars. TELMEX has a solid and healthy financial structure that allows us to operate and grow the business.

Repurchase of shares: During the third quarter, the company used 2.516 billion pesos to repurchase 197 million 285 thousand of its own shares.

Relevant Figures

(2008 in million of nominal pesos, 2007 in millions of Mexican pesos with purchasing power at December 31,
2007 unless otherwise indicated)
					%					%
		3Q2008		3Q2007	Inc.		9 months 08		9 months 07	Inc.

Revenues	Ps.	31.091	Ps.	32.976	(5,7)	Ps.	93.138	Ps.	98.935	(5,9)
EBITDA (1)		14.357		16.144	(11,1)		43.932		48.145	(8,8)
EBITDA margin (%)		46,2		49,0	(2,8)		47,2		48,7	(1,5)
Operating income		9.949		11.612	(14.3)		30.491		34.447	(11.5)
Operating margin (%)		32,0		35,2	(3,2)		32,7		34,8	(2,1)
Majority income from continuing operations		5.438		7.557	(28,0)		17.199		22.272	(22,8)
Earnings per share (pesos)		0,29		0,39	(25,6)		0,92		1,14	(19,3)
Earnings per ADR (dollars) (2)		0,54		0,71	(23,9)		1,70		2,05	(17,1)
Outstanding shares (millions)		18.702		19.621	(4,7)		18.702		19.621	(4,7)
Equivalent ADRs (millions) (2)		935		981	(4,7)		935		981	(4,7)

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor
Relations section where you will find the reconciliation of EBITDA to operating income.
(2) One ADR represents 20 shares.

Income Statements
[ 2008 in million of nominal pesos, 2007 in millions of Mexican pesos with purchasing power at December 31, 2007 ]
					%					%
		3Q2008		3Q2007	Inc.		9 months 08		9 months 07	Inc.
Revenues
Local	Ps.	12.159	Ps.	13.660	(11,0)	Ps.	37.179	Ps.	41.430	(10,3)
Domestic long distance		3.853		4.426	(12,9)		12.172		13.194	(7,7)
International long distance		2.187		2.477	(11,7)		6.386		7.430	(14,1)
Interconnection		4.819		5.742	(16,1)		14.384		17.226	(16,5)
Corporate networks		3.070		2.856	7,5		8.929		8.329	7,2
Internet		3.430		2.709	26,6		9.540		8.068	18,2
Others		1.573		1.106	42,2		4.548		3.258	39,6
Total		31.091		32.976	(5,7)		93.138		98.935	(5,9)

Costs and Expenses
Cost of sales and services		8.171		7.884	3,6		24.064		23.784	1,2
Commercial, administrative and general		4.938		4.778	3,3		14.643		14.249	2,8
Transport and interconnection		3.625		4.170	(13,1)		10.499		12.757	(17,7)
Depreciation and amortization		4.408		4.532	(2,7)		13.441		13.698	(1,9)
Total		21.142		21.364	(1,0)		62.647		64.488	(2,9)

Operating income		9.949		11.612	(14,3)		30.491		34.447	(11,5)

Employee profit sharing, net		301		724	(58,4)		1.326		2.329	(43,1)

Other revenues, net		(293)		(395)	(25,8)		(434)		(2.593)	(83,3)

Comprehensive financing cost
Interest, net		1.938		1.274	52,1		4.568		4.041	13,0
Exchange loss, net		321		185	73,5		856		539	58,8
Monetary gain, net		-		(1.030)	NA		-		(1.476)	NA
Total		2.259		429	426,6		5.424		3.104	74,7

Equity interest in net income (loss) of affiliates		47		(13)	NA		69		(14)	NA

Income before income tax		7.729		10.841	(28,7)		24.244		31.593	(23,3)

Income tax		2.292		3.286	(30,2)		7.047		9.324	(24,4)

Income before noncontrolling interest		5.437		7.555	(28,0)		17.197		22.269	(22,8)

Noncontrolling interest, net		1		2	(50,0)		2		3	(33,3)

Majority income from continuing operations	Ps.	5.438	Ps.	7.557	(28,0)	Ps.	17.199		22.272	(22,8)

Majority income from discontunued operations, net of income tax		0		1.950	NA		0		4.840	NA

Majority net income	Ps.	5.438	Ps.	9.507	(42,8)	Ps.	17.199		27.112	(36,6)

EBITDA (1)	Ps.	14.357	Ps.	16.144	(11,1)	Ps.	43.932		48.145	(8,8)

EBITDA margin (%)		46,2		49,0	(2,8)		47,2		48,7	(1,5)
Operating margin (%)		32,0		35,2	(3,2)		32,7		34,8	(2,1)

Exchange rate at September 30, 2008: 10.7919 pesos vs dollar

Balance Sheets
[ 2008 in million of nominal pesos, 2007 in millions of Mexican pesos with purchasing power at December 31, 2007 ]

		Sep 30,		Sep 30,
		2008		2007
Assets
Cash and cash equivalents	Ps.	15.523	Ps.	24.773
Other current assets		28.341		26.768
Current assets from discontinued operations		-		44.656
Plant, property and equipment, net		113.436		119.449
Other assets		5.910		4.599
Goodwill		439		448
Net prepaid benefit obligation		12.288		16.616
Non-current assets from discontinued operations		-		75.422
Total assets	Ps.	175.937	Ps.	312.731

Liabilities and stockholders' equity
Current portion of long-term debt	Ps.	12.981	Ps.	5.783
Other current liabilities		18.237		20.096
Current liabilities from discontinued operations		-		27.020
Long-term debt		84.633		94.142
Employee benefits		161		227
Deferred taxes		21.347		17.838
Deferred credits		428		296
Long-term liabilities from discontinued operations		-		16.076
Total liabilities		137.787		181.478
Stockholders' equity
Majority stockholders' equity		38.111		128.536
Noncontrolling interest		39		2.717
Total stockholders' equity		38.150		131.253
Total liabilities and stockholders' equity	Ps.	175.937	Ps.	312.731

Peso vs dollar exchange rate at September 30, 2008: 10.7919

Operating Results

						% Inc. vs.
	3Q 2008	2Q 2008	1Q 2008	4Q 2007	3Q 2007	3Q 2007

Lines in service (thousand units)	17.672	17.660	17.795	17.800	18.157	(2,7)

Local traffic (million units)
Local calls	5.699	5.644	5.820	5.995	6.324	(9,9)
Interconnection minutes (A) (B)	11.704	11.482	11.364	11.476	11.678	0,2

Long distance traffic (million minutes)
Domestic long distance (A)	4.946	5.119	4.702	4.574	4.632	6,8
International long distance
(incoming and outgoing) (B)	2.260	2.188	2.093	2.228	2.392	(5,5)

Billed line equivalents 64kbps (thousands)	3.552	3.388	3.093	2.715	2.598	36,7
Internet (thousands)	4.600	4.075	3.648	3.321	3.147	46,2
Prodigy (Dial-up)	238	271	332	396	470	(49,4)
Infinitum (ADSL)	4.362	3.804	3.316	2.925	2.677	63,0

(A) Includes domestic long distance calling party pays traffic
(B) Includes international long distance calling party pays traffic

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting of the local and long distance services is presented below for the third quarter of 2008 and 2007.

Mexico Local Service Business
Income Statements
[ 2008 in million of nominal pesos, 2007 in millions of Mexican pesos with purchasing power at December 31, 2007 ]
					%					%
		3Q2008		3Q2007	Inc.		9 months 08		9 months 07	Inc.
Revenues
Access, rent and measured service	Ps.	12.032	Ps.	13.413	(10,3)	Ps.	36.670		40.610	(9,7)
LADA interconnection		1.012		991	2,1		2.895		2.992	(3,2)
Interconnection with operators		376		415	(9,4)		1.123		1.211	(7,3)
Interconnection with cellular operators		3.126		3.731	(16,2)		9.375		11.067	(15,3)
Other		3.814		3.393	12,4		10.896		9.805	11,1
Total		20.360		21.943	(7,2)		60.959		65.685	(7,2)

Costs and expenses
Cost of sales and services		5.895		5.822	1,3		17.253		16.893	2,1
Commercial, administrative and general		4.809		4.793	0,3		13.665		13.267	3,0
Interconnection		2.204		2.561	(13,9)		6.561		7.912	(17,1)
Depreciation and amortization		2.787		2.950	(5,5)		8.520		8.962	(4,9)
Total		15.695		16.126	(2,7)		45.999		47.034	(2,2)

Operating income	Ps.	4.665	Ps.	5.817	(19,8)	Ps.	14.960		18.651	(19,8)

EBITDA (1)	Ps.	7.452	Ps.	8.767	(15,0)	Ps.	23.480		27.613	(15,0)

EBITDA margin (%)		36,6		40,0	(3,4)		38,5		42,0	(3,5)
Operating margin (%)		22,9		26,5	(3,6)		24,5		28,4	(3,9)

Mexico Long Distance Service Business
Income Statements
[ 2008 in million of nominal pesos, 2007 in millions of Mexican pesos with purchasing power at December 31, 2007 ]
					%					%
		3Q2008		3Q2007	Inc.		9 months 08		9 months 07	Inc.
Revenues
Domestic long distance	Ps.	4.485	Ps.	5.179	(13,4)	Ps.	14.155	Ps.	15.547	(9,0)
International long distance		2.294	Ps.	2.584	(11,2)		6.599		8.187	(19,4)
Total		6.779	Ps.	7.763	(12,7)		20.754		23.734	(12,6)

Costs and expenses
Cost of sales and services		1.203		1.196	0,6		3.926		3.972	(1,2)
Commercial, administrative and general		1.628		1.638	(0,6)		4.363		4.483	(2,7)
Interconnection to the local network		2.046		2.132	(4,0)		5.799		6.684	(13,2)
Depreciation and amortization		546		569	(4,0)		1.658		1.730	(4,2)
Total		5.423		5.535	(2,0)		15.746		16.869	(6,7)

Operating income	Ps.	1.356	Ps.	2.228	(39,1)	Ps.	5.008	Ps.	6.865	(27,1)

EBITDA (1)	Ps.	1.902	Ps.	2.797	(32,0)	Ps.	6.666	Ps.	8.595	(22,4)

EBITDA margin (%)		28,1		36,0	(8,0)		32,1		36,2	(4,1)
Operating margin (%)		20,0		28,7	(8,7)		24,1		28,9	(4,8)

Statement of cash flows
[ millions of nominal mexican pesos )
		Nine months
		ended
		September 30, 2008

Operating activities

Income before activities:	Ps	24.244

Depreciation and amortization		13.441
Interest expense		5.238
Other items not requiring the use of cash		6.150
Total		49.073

Working capital		(14.143)
Net cash flows provided by by operating activities		34.930

Investing activities
investement in telephone plant		(5.794)
Other investments		(954)
Net cash flows used in investing activities		(6.748)

Excess of cash flows before financing activities		28.182

Financing activities
New loans		8.562
Repayment of loansAmortizaciones de financiamientos		(2.050)
Acquisition of own shares		(11.080)
Dividen paid		(5.790)
Interest paid		(3.629)
Other items		(3.393)
Net cash flows used in financing activities		(17.380)

Net increase in cash and cash equivalents		10.802
Exchange difference of cash and cash equivalents		23
Cash and cash equivalents at begining of periord		4.698
Cash and cash equivalents at end of periord		$15.523

Financial Statements Mexico
Income Statements of Communities with and without Presence of the Competition at September 30, 2008.
[ million of nominal Mexican pesos ]

	Communities	Communities
	with presence of	without presence of
	competition *	competition *	Total
Revenues
Local	$27.078	$10.101	$37.179
Domestic long distance	10.988	1.184	12.172
International long distance	5.417	969	6.386
Interconnection	12.456	1.928	14.384
Corporate networks	8.929	0	8.929
Internet	9.101	439	9.540
Other	4.369	179	4.548
Total revenues	78.338	14.800	93.138

Costs and expenses	27.775	10.932	38.707
Interconnection	9.086	1.413	10.499
Depreciation and amortization	9.064	4.377	13.441
Total	45.925	16.722	62.647

Operating income	$32.413	$(1.922)	$30.491

EBITDA (1)	$41.477	$2.455	$43.932

EBITDA margin (%)	52,9	16,6	47,2
Operating margin (%)	41,4	(13,0)	32,7

* Figures are estimated

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 21, 2008.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - Telmex Press Release: Third Quarter 2008.